EXHIBIT 21.1

SUBSIDIARIES

FedNat Underwriters, Inc., a Florida corporation

Century Risk Insurance Services, Inc., a Florida corporation

Federated National Insurance Company, a Florida corporation

Insure-Link, Inc., a Florida corporation

Monarch Delaware Holdings LLC, a Delaware limited liability company

Monarch National Holding Company, a Florida corporation

Monarch National Insurance Company, a Florida corporation

Southeast Catastrophe Consulting Company, LLC, an Alabama limited liability company